January 31, 2014

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Submitted January 31, 2014

File No. 333-193300

Dear Mr. Clampitt:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 31, 2014  (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust, First Place Bank and Talmer West Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Principal and Selling Shareholders, page 189

1.              Revise footnotes (20) and (22) to disclose the person or persons with voting or investment control or remove them from the Prospectus as selling shareholders. See CD&I Question 140.02 from the Regulation S-K CD&I’s.

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

January 31, 2014

Response:   We have revised footnote 22 in response to and in accordance with the Staff’s comment. With respect to footnote 20, as discussed with the Staff, the holder will either submit a request to exclude such information, or revise the disclosure in response to the Staff’s comment, in either case prior to the registration statement being declared effective.

Exhibit 5.1-Legal Opinion

2.              Revise the number 15,555,555 to use instead 17,888,888 (the total of the primary and secondary shares that may be sold).

Response:    The legal opinion has been revised in response to and in accordance with the Staff’s request.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:           J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP